SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 14D-9
                            -------------------------

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

               REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP- II
               ---------------------------------------------------
                            (Name of Subject Company)

               REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP- II
               ---------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                JOSEPH M. JAYSON
                             2350 NORTH FOREST ROAD
                            GETZVILLE, NEW YORK 14068
                                 (716) 636-9090
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                                John J. Zak, Esq.
                                Hodgson Russ LLP
                              The Guaranty Building
                           140 Pearl Street, Suite 100
                             Buffalo, New York 14202
                                 (716) 856-4000
                          ----------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.           SUBJECT COMPANY INFORMATION.

                  The name of the subject company is Realmark Property Investors Limited Partnership - II, a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 2350 North Forest Road, Getzville, New York 14068. The telephone number of the principal executive offices of the Partnership is (716) 636-0280. The general partners of the Partnership (the "General Partners") are Joseph M. Jayson (the "Individual General Partner") and Realmark Properties, Inc., a Delaware corporation (the "Corporate General Partner").

                  The Partnership's primary business and its only industry segment is the ownership and operation of income-producing real property for the benefit of its partners. The Partnership's sole remaining property is the Executive Office Park (formerly known as the Northwind Office Park) in East Lansing, Michigan (the "Executive"). The Partnership is currently marketing the Executive for lease and sale and it is anticipated that the Partnership will be entering into a sales contract related to the Executive in the next six to twelve months.

                  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As set forth in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities Exchange Commission ("SEC") on April 15, 2008 there were 10,000 Units issued and outstanding as of December 31, 2007.

ITEM 2.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

                  This Statement relates to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the SEC on May 6, 2008, by MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Senior Note Program II, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Special Fund 8, LLC; and MacKenzie Patterson Fuller, LP (collectively, the "Purchasers"), as amended by Amendment No. 1 to Schedule TO, filed with the SEC on June 2, 2008. This Statement is being filed in response to the offer by the Purchasers to purchase up to 9,481.5 Units, which constitutes approximately 94.82% of the outstanding Units. The Purchasers and their affiliates hold 511.5 Units, or 5.12% of the outstanding Units. The Purchasers have offered to purchase Units at a price of $305.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 6, 2008 (the "Offer Date") and July 4, 2008, or such other date to which the Offer may be extended, upon the terms and conditions set forth in the Offer to Purchase, dated May 6, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (collectively, the "Offer Documents"), which, as amended and supplemented from time to time, together constitute the tender offer (the "Offer"). The Offer will expire, unless extended, on July 4, 2008, at 11:59 P.M., Pacific Time.

                  According to the Schedule TO, the business address of the Purchasers is 1640 School Street, Moraga, California 94556, and their telephone number is (925) 631-9100.

ITEM 3.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  The Partnership is a limited partnership and has no executive officers or directors. The Individual General Partner of the Partnership is Joseph M. Jayson. The Corporate General Partner of the Partnership is Realmark Properties, Inc. The directors and executive officers of the Corporate General Partner are Joseph M. Jayson, Chairman of the Board, President and Treasurer, and Judith P. Jayson, Vice President and Director. Joseph M. Jayson and Judith
P. Jayson are married to each other.

                  The properties of the Partnership are managed by Realmark Corporation, an affiliate of the Corporate General Partner, for a fee that generally amounts to five percent (5%) of annual net rental income of the properties. Realmark Corporation and the Corporate General Partner are also reimbursed for disbursements made on behalf of the Partnership. Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partners (including the officers and directors of the Corporate General Partner) or any other affiliates of the Partnership on the other hand, except to the extent noted in (i) the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) for the year ended December 31, 2007 filed with the SEC on April 15, 2008, and incorporated herein by reference in its entirety as Exhibit (a)(5)(ii) to this Statement; and (ii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended March 31, 2008 filed with the SEC on May 15, 2008 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iii) to this Statement.

                  Affiliates of the General Partners own 1,122 Units, amounting to approximately 11.2% of the outstanding Units, as of June 3, 2008. The executive officers of the Corporate General Partner own eight (8) Units, or less than one percent (1%) of the outstanding Units, as of June 3, 2008.

                  Other than the First Amended and Restated Agreement and Certificate of Limited Partnership of the Partnership, which affiliates of the Purchasers are party to as limited partners, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchasers, their executive officers, directors or affiliates on the other.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  The General Partners have reviewed and carefully considered the Offer and have determined that the Offer is not in the best interests of the Unitholders. The General Partners anticipate that within six to twelve months, the Executive will be sold and that at that time, the distribution to Unitholders will be substantially higher than $305.00 per Unit. Unitholders are urged to carefully consider the factors set forth in the Letter to Investors, dated as of June 6, 2008, a copy of which is attached hereto as Exhibit
(a)(5)(i) and incorporated herein by reference.

                  THE GENERAL PARTNERS RECOMMEND THAT UNITHOLDERS REJECT THE OFFER AND NOT TENDER UNITS PURSUANT TO THE OFFER.

                  Holders of Units should be aware that if they have tendered their Units, the tenders may be withdrawn at any time prior to the termination of the Offer. Section 4 of the Offer to Purchase discusses the procedures that holders must follow in order to withdraw their tenders, and holders should consult the Offer to Purchase for such purposes.

Considerations for those Unitholders Wishing to Sell their Units at this Time

                  The Partnership recognizes that the individual financial and tax circumstances of each unitholder may be different, and there may be unitholders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer Documents, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer.

                  The Purchasers' offer price may be low. Depending on several factors, the unitholders could realize greater value through a sale of the Executive property and a liquidation of the Partnership's assets. Based on information currently available, the Partnership estimates that a sale and liquidation could result in distributions to unitholders in amounts substantially higher than the price offered by the Purchasers.

                  Transfer restrictions. The terms of the Partnership's limited partnership agreement prohibit a transfer of Units if the transfer, taking account of all other transfers within the last twelve months would in the opinion of counsel to the Partnership result in the Partnership being considered to have terminated within the meaning of the Internal Revenue Code. Generally, if 50% or more of the Units are sold or exchanged within a twelve-month period, the Partnership may be deemed to have terminated for federal income tax purposes. Thus, it may be necessary to wait to transfer the Units tendered in excess of the limit until such time as the Partnership can effect the transfer of record title in accordance with its limited partnership agreement. As a result, a tendering unitholder may continue to own his or her Units for an unspecified time following the tender.

                  The Partnership's limited partnership agreement provides that transfers of any Units will be recognized as of the first day of a fiscal quarter. As such, any transfers pursuant to the Offer may not be immediately effective on the books and records of the Partnership.

                  Due to a restriction in the Partnership's limited partnership agreement, Units cannot be purchased to the extent that a tendering unitholder would continue to hold a number of Units that is less than three. Any such transfer would not be recognized by the Partnership.

                  Tax consequences. Unitholders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer. Unitholders should be aware that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a holder sells only a portion of its Units, the tendering unitholder may only be able to utilize any suspended losses in the year of the sale to the extent of any gain on sale. If a unitholder's entire interest is sold, any suspended losses from the Partnership would generally be deductible from ordinary income (subject to any other applicable limitation). There could be other tax consequences to individual holders as a result of tendering Units in the Offer or any other tender offer, and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances. Because each unitholder's tax situation is unique, the Partnership cannot determine the potential tax results on a sale for a unitholder, and the Partnership strongly recommends that a unitholder discuss the potential sale of their Units with their own tax advisors concerning the tax consequences of tendering Units in the Offer.

                  Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchasers in their reasonable discretion. The Partnership cannot predict whether or not any of these conditions may be invoked by the Purchasers.

Intentions of Affiliates of the General Partners

                  Affiliates of the General Partners own 1,122 Units, amounting to approximately 11.2% of the outstanding Units, as of June 3, 2008. The executive officers of the Corporate General Partner own eight (8) Units, or less than one percent (1%) of the outstanding Units, as of June 3, 2008. The General Partners and their affiliates do not intend to tender their Units pursuant to the Offer at this time.

ITEM 5.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

                  Neither the Partnership nor, to the knowledge of the Partnership, any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to unitholders on the Partnership's behalf concerning the Offer.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  No transactions in the Units have been effected during the past 60 days by the Partnership, or, to the knowledge of the Partnership, by any of the executive officers, directors or affiliates of the Partnership.

ITEM 7.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  The Partnership is not currently involved in any negotiation in response to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. As stated above, the Partnership is currently marketing the Executive for sale. The Partnership is hopeful, although there can be no assurances, that a sale of the Executive property and a liquidation of the Partnership could be accomplished in the next six to twelve months.

ITEM 8.           ADDITIONAL INFORMATION.

                  None.

ITEM 9.           EXHIBITS.

              (a)(2)(i)      Letter to Realmark II unitholders, dated June 6,
                             2008.

              (a)(2)(ii) The Partnership's Annual Report on Form 10-K for the year ended December 31, 2007 (filed with the SEC on April 15, 2008 and incorporated herein by reference).

              (a)(2)(iii) The Partnership's Quarterly Report on Form 10-Q for the period ended March 31, 2008 (filed with the SEC on May 15, 2008 and incorporated herein by reference).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 9, 2008.

                                            REALMARK PROPERTY INVESTORS
                                            LIMITED PARTNERSHIP - II


                                            By:  /s/ Joseph M. Jayson
                                                 --------------------
                                                 JOSEPH M. JAYSON
                                                 Individual General Partner

                                            By:  REALMARK PROPERTIES, INC.
                                                 Corporate General Partner

                                                 /s/ Joseph M. Jayson
                                                 --------------------
                                                 JOSEPH M. JAYSON
                                                 President